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SEC FILE NUMBER
8-25065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PlanMember Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6187 Carpinteria Ave.
(No. and Street)

Carpinteria	CA	93013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Hanson	805-684-1199	steve@planmember.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hutchinson & Bloodgood
(Name – if individual, state last, first, and middle name)

550 N. Brand Blvd., 14th Floor	Glendale	CA	91203
(Address)	(City)	(State)	(Zip Code)

9/29/2003	261
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven R. Hanson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PlanMember Securities Corporation, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: SVP / CFO

see attached certificate

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 *(if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of **Santa Barbara**



Seal
Place Notary Seal Above

KIMBERLY C. URWYLER
Notary Public - California
Santa Barbara County
Commission # 2323052
My Comm. Expires Mar 30, 2024

Subscribed and sworn to (or affirmed) before me

on this **28th** day of **February**, 20 **23**
by   *Date*   *Month*   *Year*

(1) **Steven R. Hanson** _____

(and (2) _____),
               Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
               Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

PLANMEMBER SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2022

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and deemed PUBLIC in accordance with Regulation 1.10(g) under the Commodity Exchange Act.

H&B YOUR PARTNER FOR SUCCESS SINCE 1922

(818) 637-5000
550 N. Brand Blvd., 14th Floor
Glendale, CA 91203

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of PlanMember Securities Corporation
Carpinteria, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PlanMember Securities Corporation (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



Hutchinson and Bloodgood LLP

We have served as the Company's auditor since 2018.

Glendale, California
March 2, 2023

PLANMEMBER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS

Cash & Cash Equivalents	$ 19,704,929
Cash segregated for the benefit of customers	5,817,925
Accounts receivable	26,715,001
Intangible assets, net	1,959,634
Due from Affiliates, net	3,720,129
Other assets	642,014
	$ 58,559,632

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable	$ 18,507,264
Payable to customers	5,817,925
Other payables	273,000
Other liability	500,000
Income taxes payable to Parent	7,464,400
Total liabilities	32,562,589

Stockholder's equity

Common stock, $0.01 par value, 2,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	1,586,533
Retained earnings	24,410,500
Total stockholder's equity	25,997,043
	$ 58,559,632

The accomnpanying notes are an integral part of these financial statements.

PLANMEMBER SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Nature of business and significant accounting policies

Nature of Business

PlanMember Securities Corporation (the "Company"), a wholly-owned subsidiary of PlanMember Financial Corporation (the "Parent"), is a corporation organized under the laws of the state of California.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). All equity securities transactions of the Company and its customers are introduced on a fully disclosed basis and executed and cleared by other broker-dealers.

The Company is engaged primarily in the sale of mutual funds and annuities through the use of full- and part-time representatives. The Company's customers invest their 403(b), individual retirement account or similar retirement plan contributions into managed portfolios, select individual mutual funds, or annuities. The Company earns advisory fees by providing managed portfolio asset allocation services, and administrative fees for recordkeeping and processing services. The Company's operations are primarily conducted with services provided by an affiliated company, PlanMember Services Corporation ("PSC"), a wholly-owned subsidiary of the Parent.

Basis of Presentation and Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The Company recognizes revenue when the performance obligation to customers is satisfied. Revenue from a performance obligation transferred at a point in time is recognized at the time when the customer obtains control over the promised good or service. Revenue from the performance obligation satisfied over time is recognized in a manner that depicts the performance in transferring control of the good or service, which is measured based on time elapsed. Payment for the majority of services is considered to be variable consideration, as the amount of revenues may be subject to market conditions. Variable consideration is included in revenue when amounts are not subject to significant reversals.

Commissions are recognized on a trade date basis, and investment advisory, and asset-based fees are recognized as income during the period when the related services are rendered. Commissions are earned for the sale of securities and asset-based fees are earned for providing marketing services to mutual funds. Advisory fees are earned by providing portfolio asset allocation services.

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents include all cash balances and highly liquid investments, and the Company places its temporary cash investments with a high credit quality financial institution. At times such investments may be in excess of the FDIC insurance limit.

Intangible assets consist of the value allocated to customer contracts and relationships associated with the Company's acquisition of the assets of Interpacific Investor Services in July 2015 and payments in December 2021 and 2022 for the acquisition of the assets of Barron Financial. Intangible assets with definite lives are amortized on a straight-line basis over 7 years. The gross carrying value of the intangible assets and the related amortizations were $2,438,403 and $478,769, respectively, at December 31, 2022. The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on the expected undiscounted cash flows attributable to that asset. The amount of impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No impairment charges were recorded during the year ended December 31, 2022.

PLANMEMBER SECURITIES CORPORATION

The Company maintains a clearing deposit with Pershing, LLC, to satisfy the requirement under its clearing agreement. The clearing deposit can only be returned to the Company if the clearing agreement is terminated, or if Pershing determines that the deposit is no longer required. In such event, the clearing deposit would be returned to the Company within 30 days. As of December 31, 2022, the clearing deposit totaled $100,000, included within other assets on the statement of financial condition.

The Company files a consolidated income tax return with its Parent. The accompanying financial statements provide for income taxes as if the Company filed a separate return. Income taxes are accounted for in accordance with GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. If applicable, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities and valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires judgment in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority. At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company files a consolidated income tax return with its Parent in the U.S. federal and various state jurisdictions. Generally, the Parent's tax return is no longer subject to income tax examinations by major taxing authorities for years before 2018. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Net Capital requirements and Cash Segregated for the Benefit of Customers

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company's net capital was $11,272,008 which was $9,101,169 in excess of its minimum requirement of $2,170,839. The Company's net capital ratio was 2.9 to 1 at December 31, 2022. As of December 31, 2022, cash of $5,817,925 was segregated in a special account for the benefit of customers under Rule 15c3-3 (k)(2)(i) of the SEC. This balance represents funds in the process of customers' financial transactions.

3. Income taxes

Included within Payable to Parent on the Statement of Financial Condition is income taxes payable of $7,464,400.

4. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, promptly transmits any customer funds and customer securities to the clearing broker-dealer, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker-dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers and dealers.

PLANMEMBER SECURITIES CORPORATION

5. Commitments and contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

The Company is a defendant in a class action lawsuit, the suit alleges that clients of the Company were injured when personal information may have been disclosed as a result of a cybersecurity breach. The Company has submitted this claim to its insurance carrier; however, if damages are awarded in excess of policy limits, the Company may be liable for such excess. The potential loss contingency and such excess is not estimable as of December 31, 2022 and, as such, no provision has been recorded.

In December 2021, a liability of $1,000,000 was recorded as part of the acquisition of assets of Barron Financial. Subsequent payment was made in 2022 of $500,000 and an additional installment payment is expected for $500,000 in December 2023. In accordance with milestone provisions under the asset acquisition agreement, an additional $190,000 is included in Other Payables at December 31, 2022

6. Related party transactions

Pursuant to an Intercompany Services and Facilities Agreement, the Company pays PSC a monthly administrative fee which covers the Company's share of facilities, personnel, systems, recordkeeping, and marketing services used. Total expense under this agreement for the year ended December 31, 2022 was $29,482,870. At December 31, 2022, the Company was owed $3,720,129 from PSC (an affiliate). Commissions earned from an entity with a non-controlling ownership interest in the Parent was $4,236,802 for the year ended December 31, 2022.

7. Subsequent Events

Management evaluated subsequent events through March 2, 2023, the date of issuance of the financial statements. There have been no subsequent events that occurred during such period that would require adjustment to or disclosure in the financial statements as of and for the year ended December 31, 2022.